Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., Brookfield Place, 181 Bay Street, Suite 810, Toronto, ON M5J 2T3 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015;
PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES

TORONTO, Ontario, Canada, August 6, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), announces its second quarter results for the period ended June 30, 2015 (“Q2 2015”). Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Record quarterly revenues of $40.6 million in Q2 2015;

  Q2 2015 gold production of 26,314 ounces; Six month 2015 gold production of 52,173 ounces;

  Q2 2015 gold sales of 27,566 ounces at an average price of $1,468 (US$1,194); Six month gold sales of 52,357 ounces at an average price of $1,482 (US$1,200);

  Q2 2015 cash cost per ounce of $974 (US$792) and All In Sustaining Cost (“AISC”) per ounce of $1,304 (US$1,060);

  Q2 2015 net earnings of $2.9 million, or $0.05 per share; Six month net earnings of $7.5 million, or $0.14 per share in 2015;

  Q2 2015 operating cash flows of $14.7 million, or $0.25 per share; Q2 2015 net free cash flow of $7.4 million, or $0.13 per share;

  New quarterly gold production record of 14,997 ounces achieved at Island Gold Mine in Q2 2015, with average mill production of 787 tonnes per day (“tpd”) driven by May and June milling levels in excess of 800 tpd;

  Island Gold project development: main ramp extended to 700 metre depth and 620 level drift lengthened to 478 metres; 49% of 2015 sustaining costs budgeted and 34% of project-related budget invested in first half of 2015;

  Exploration drilling initiated at Island Gold in early June from 620 level to test the potential eastern down- plunge extension of the currently identified resource envelope, with first results expected in Q3 2015;

  Cash balance of $77.9 million at June 30, 2015, or $1.34 per share, working capital of $73.2 million, 58.0 million shares outstanding and long-term debt of $6.2 million;

  Annual gold production guidance for 2015 increased to 87,000 – 95,000 ounces, from 78,000 – 88,000 ounces previously, as a result of strong results realized in the first six months of the year;

  The Corporation is maintaining Canadian dollar cost guidance and is lowering US dollar cost guidance figures due to a weaker Canadian dollar:

  Cash cost/ounce: CAN$935 - $1,035 (US$750 - $825) from CAN$935 - $1,035 (US$850 - $940);

  AISC/ounce: CAN$1,335-$1,490 (US$1,075-$1,190) from CAN$1,335-$1,490 (US$1,215-$1,355).

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

Mr. Renaud Adams, President and CEO, commented: “I am very pleased with the progress we are making at Island Gold. We achieved a record quarterly result in two very important metrics during the second quarter - gold production and milled tonnage - which met our immediate goal of demonstrating that the mine and mill can successfully and efficiently operate at elevated capacity limits. As a result, we are increasing our production guidance for the year by 8,000 ounces, which translates into an approximate 10% increase to our previous guided range of 78,000 – 88,000 ounces. In addition, to reflect the year-to-date and anticipated trends in the Canadian dollar – US dollar exchange rate, we are lowering our US dollar cost guidance for 2015.”

Mr. Adams continued: “As discussed previously, our 2015 development strategy for Island Gold is ambitious, and we continue to make needed improvements to the mine’s existing infrastructure. Upgrading our electrical power installations remains a short-term priority, as the load on our system has limited our ability to advance all initiatives equally, with ramp development, stoping, and drilling all demanding greater power requirements from the infrastructure as we move forward. To date production and ramp development are on track while our drilling program has been slightly delayed, which has impacted our exploration drilling schedule. In light of this, we increased electrical capacity servicing the underground in July to meet immediate near-term requirements. To meet the longer-term needs of the mine and the mill, more extensive work is needed. As a result, we are planning shutdowns at both the mine and the mill in the second half of the year to install new electrical equipment and upgrade existing infrastructure. These plans are reflected in our updated guidance and forecasts, and we expect that these strategic investments will position us to finish the year on a strong note and provide the needed solid foundation for the mine over the long-term.”

2015 Consolidated Gold Production Forecast Increased and US Dollar Cost Guidance Lowered

The Corporation has increased its consolidated 2015 production forecast, driven primarily by the better-than-expected performance of the Quebec operations. The forecasted cash cost and AISC in Canadian dollars for 2015 remain unchanged.. The cash cost and AISC guidance in US dollars is being lowered due to a modified Canadian dollar – US dollar exchange rate assumption to reflect the weaker Canadian dollar.

	Revised 2015 Guidance	Previous 2015 Guidance

Gold production (ounces)	87,000 – 95,000	78,000 – 88,000

Cash cost /ounce (CAN$)	$935 - $1,035	$935 - $1,035
AISC / ounce (CAN$)	$1,335 - $1,490	$1,335 - $1,490

CAN$/US$ exchange rate used	CAN$1.25 = US$1.00	CAN$1.10 = US$1.00

Cash cost / ounce (US$)	$750 - $825	$850 - $940
AISC / ounce (US$)	$1,075 - $1,190	$1,215 - $1,355

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

Island Gold Mine Development Update

The project development efforts underway at Island Gold were successfully advanced according to plan in the second quarter of 2015. Electrical capacity constraints, however, limited the amount of delineation and exploration drilling during the three-month period. These infrastructure limitations are being systematically addressed as the Corporation advances its accelerated development plans throughout 2015.

(1)

Ramp and ore development: The main access ramp was deepened by 25 vertical metres to a depth of 700 metres as at June 30, and is on target to reach the 750 metre depth year-end objective. Lateral ore development on levels 560, 585, 610 and 635 has been advanced to plan, and the Corporation anticipates that it will be able to begin production mining in the new resources above level 635 m in the fourth quarter, and subsequently initiate a second production mining horizon above level 735 in the first half of 2016.

(2)

620 metre drift and drilling program: Development of the exploration drift progressed ahead of schedule during the second quarter. The drift was extended to the east by approximately 190 metres to a total length of 478 metres as at June 30, and is currently being used to complete the 2015 budgeted 59,000 metre definition and delineation drill program. A total of 15,323 metres of additional drilling were completed in the second quarter, bringing year-to-date drilling to a total of 24,803 metres, or 42% of the annual objective.

(3)	Exploration program: 61,000 metres of exploration drilling are planned in 2015. This includes 20,000 metres of drilling from surface to test the eastern and western extensions of the existing resource envelope, as well as the deeper area below 1,000 metres where previous drilling has identified important longer-term growth potential. An additional 41,000 metres will be drilled from underground to test the eastern down-plunge possible extension of the current resources. A total of 7,010 metres of exploration drilling have been completed in the first half of 2015, of which 5,188 metres were from underground and the remaining 1,822 metres were completed from surface. The majority of this drilling was scheduled to occur in the last six months of the year when optimal drilling angles have been secured and some electrical enhancements have been completed.

(4)

Fixed assets & equipment: The existing electrical infrastructure at the mine is being challenged by the substantial amount of ramp development work and underground drilling, and is known to be insufficient for the long-term capacity requirements of the mine. To address short-term demands, the capacity of the main underground substation was increased by 25% in July from 400 amps to 500 amps, adding an additional capacity of 700 hp to meet immediate near-term requirements, most notably for drilling. A significant amount of additional work is being undertaken to install the electrical infrastructure required to supply levels 400 through 850 of the mine, in addition to upgrades to the existing infrastructure in the upper portion of the mine. To meet the longer-term needs of the mine and the mill, shutdowns are planned in the second half of the year to install new electrical equipment and upgrade existing infrastructure.

Two additional front-end loaders for underground operations and several surface vehicles were added to the existing fleet during the second quarter, and enhancements were completed on several surface buildings. One additional development jumbo will be added in August for ore development on levels 635 through 695 of the mine following the electrical enhancements. Preliminary work on the tailing pond dams and the water management pond was completed during the quarter. Permitting requirements to raise the dams of the tailings pond by six metres have been initiated, and the Corporation anticipates that the work can be completed within 90 days of the permit being received.

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

(5)

Milling & mining studies: Engineering studies are currently being completed with the help of outside consultants, and preliminary findings are expected in H2 2015. The studies are evaluating optimized mining scenarios and requirements for different development approaches of the existing resource envelope, and the impact that each would have on the economic return of the project. Infrastructure options being evaluated include mining by ramp, several shaft scenarios, and infrastructure combinations that would include ramps and conveyors. While the analysis is based on the currently defined resource envelope, project sensitivities to upside growth scenarios are also being evaluated and assessed. The view remains to advance the optimal scenario to a preliminary economic assessment level by year-end. In addition to the mining studies, analysis is also being completed on the requirements to increase the average daily permitted capacity of the mill to 900 tpd from the current 800 tpd.

Second Quarter Results

Gold production in Q2 2015 totaled 26,314 ounces, 2% above Q1 levels and 4% below the previous year, driven by a record setting performance from the Island Gold Mine, which achieved quarterly production of 14,997 ounces during the three-month period. Driving this was a record number of processed tonnes during the quarter due to productivity and efficiency improvements being implemented at the mine. Results during the quarter also benefitted from an improved mined grade at the Island Gold Mine. The Quebec operations produced 11,317 ounces of gold during the quarter, 17% below the prior year due to lower mined grades at the Beaufor Mine that are attributable to the higher ore development completed during the period, and lower production from the processing of the Monique stockpile as mid-grade ore was milled following the depletion of the high-grade stockpile at the end of the first quarter.

Q2 2015 cash cost per ounce of gold sold of $974 (US$792) and AISC of $1,304 (US$1,060), are due to a significant improvement in costs at Island Gold Mine quarter-over-quarter, which is primarily attributable to the percentage of development ore decreasing from 70% of total processed tonnage in Q1 to 40% in the current quarter, in addition to an increase in processed tonnage. The costs increased over prior year levels and are attributable to sustaining costs and the greater contribution of development ore processed during the quarter at Island Gold, for which handling costs are notably higher than ore derived from long-hole stoping. Costs were similarly higher at the Beaufor Mine due to the increase of higher-cost ore development completed as the operation prepares mining areas for the remainder of 2015 and the first half of 2016. Lower costs were recorded for the Monique operation following the cessation of mining activities in early 2015.

Richmont Q2 2015 revenues were $40.6 million, a new quarterly record for the Corporation over its 23 years of production history. Revenues were 4% above the same period of 2014, driven by a 5% increase in the average Canadian dollar selling price in the current period, partially offset by a slight decrease in the number of gold ounces sold in the period. A total of 27,566 ounces of gold were sold at an average price of $1,468 (US$1,194) per ounce in the current quarter.

The Corporation spent a total of $7.1 million on sustaining costs related to operations in the second quarter of 2015, versus $3.3 million in the comparable period of 2014. Sustaining costs of $5.6 million at Island Gold accounted for the majority of the investments, with the outstanding amount invested in the Quebec operations. The Corporation spent an additional $5.3 million on project and exploration related costs in Q2 2015, of which $5.2 million was spent advancing the development of the Island Gold deeper resource.

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

Q2 2015 net earnings totaled $2.9 million, or $0.05 per share, lower than the $4.7 million, or $0.10 per share, generated in the second quarter of 2014. Operating cash flows were $14.7 million, or $0.25 per share, in the current period, compared to Q2 2014 operating cash flows of $13.3 million, or $0.29 on a per share basis. This represents a 10% increase on a dollar basis and a 14% decrease on a per share basis reflecting the greater number of shares outstanding following the equity financing completed in Q1 2015. Net free cash flow (operating cash flows less capital expenditures) was $7.4 million, or $0.13 per share in Q2 2015, compared to $8.4 million, or $0.19 per share in the year-ago period. The decrease reflects the higher amount of capital investments in the current period, primarily associated with the accelerated development of the Island Gold Mine deeper resource.

Cash Position and Capital Structure

The Corporation’s cash position totaled $77.9 million at June 30, 2015, compared to $35.3 million at December 31, 2014. The 120% increase was the result of the $36.1 million of net proceeds from the bought deal financing which closed on February 11, 2015, the Corporation’s $23.8 million of operational cash flows and the $17.3 million spent on capital expenditures and on payment of finance lease obligations in the first six months of 2015. At the end of Q2 2015, Richmont had $73.2 million of working capital, a $38.4 million increase from the $34.8 million at December 31, 2014, primarily reflecting a $42.6 million increase in cash. Significant capital investments will be made in the second half of the year at Island Gold, where $29.0 million of the 2015 combined sustaining costs and project development budgets remain to be invested.

Island Gold Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

Gold Produced
Tonnes	71,584	60,794	115,369	122,905
Head grade (g/t)	6.73	5.69	7.16	5.74
Gold recovery (%)	96.78	96.10	96.95	96.14
Ounces produced	14,997	10,681	25,761	21,820

Gold Sold
Ounces sold	15,703	11,536	24,626	21,795
Cash cost per ounce (CAN$)	954	846	1,120	890
AISC per ounce (CAN$)	1,307	1,053	1,501	1,088
Average selling price (CAN$)	1,470	1,399	1,482	1,421

Cash cost per ounce (US$)	776	776	906	811
AISC per ounce (US$)	1,063	966	1,214	992
Average selling price (US$)	1,195	1,283	1,200	1,296

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

The Island Gold Mine produced 14,997 ounces of gold in Q2 2015, a new quarterly record for the operation and a notable 40% improvement over the same period in 2014. The strong production was driven by the ongoing implementation of improvement initiatives at the mine, which translated into an average daily production of 759 tpd of mined ore over the three-month period, which in turn contributed to the mill successfully testing and achieving its 800 tpd capacity during the quarter. This resulted in a record of 71,584 tonnes, or 787 tonnes on a daily basis, being milled over the three months, with May and June both reaching averages of over 800 tpd.

Results during the quarter benefited from an improved mined grade owing to material with a higher than anticipated grade from the Goudreau Zone, and the addition of higher grade development ore from the new resources located below a depth of 400 metres. A total of 24,000 tonnes of development ore from below the 400 metre level were mined during the quarter, and returned positive reconciliations on grade and on tonnage over the resource model. Approximately 92% of the total tonnage derived from long-hole stoping during the second quarter originated from the upper portion of the mine.

A total of 15,703 ounces of gold were sold from the Island Gold Mine at an average price of $1,470 (US$1,195) per ounce in the second quarter of 2015. Second quarter 2015 cash costs and AISC totaled $954 (US$776) per ounce and $1,307 (US$1,063) per ounce, respectively, a significant improvement from Q1 2015 that is largely attributable to the higher tonnage levels mined and processed during the period. Costs per ounce were higher in the current period when compared to Q2 2014 primarily as a result of the fact that 40% of the processed tonnage during the three months was development ore, for which overall costs are notably higher than ore derived from long-hole stoping. The mine’s AISC for the second quarter of 2015 included $5.6 million of sustaining costs, of which $3.3 million related to a combination of fixed assets, equipment, ventilation, electrical upgrades and tailings work, $1.5 million was associated with the extension of the secondary East Ramp, and $0.8 million was on exploration drilling. In addition, the Corporation spent $5.2 million in project costs related to development of the deeper resource. These included fixed assets, development of the 620 level and the main access ramp, exploration drilling and costs associated with the mining and milling studies.

The Island Gold Mine produced 25,761 ounces of gold in the first six months of 2015, 18% above the same period in 2014. Gold sales totaled 24,626 ounces at an average price of $1,482 (US$1,200) per ounce in the first six months of 2015, a 13% year-over-year increase, with the improvement driven by the strong Q2 2015 results. Cash cost per ounce and AISC per ounce were $1,120 (US$906) and $1,501 (US$1,214), respectively, for the first six months of 2015, as a result of the elevated Q1 cost levels that were attributable to lower gold sales and the high percentage of significantly more expensive development ore that was processed during the period. Approximately 49% out of the 2015 sustaining costs budget of $19.1 million, and 34% of the $29.2 million of project related investment planned for the development of the deeper resource have been invested in the first half of 2015.

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

Beaufor Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

Gold Produced
Tonnes	36,914	31,186	66,665	54,467
Head grade (g/t)	6.05	8.30	7.12	7.30
Gold recovery (%)	98.59	98.17	98.61	98.27
Ounces produced	7,082	8,167	15,045	12,568

Gold Sold
Ounces sold	6,888	7,541	15,719	11,843
Cash cost per ounce (CAN$)	1,062	776	973	936
AISC per ounce (CAN$)	1,259	860	1,113	1,061
Average selling price (CAN$)	1,455	1,398	1,474	1,423

Cash cost per ounce (US$)	864	712	788	854
AISC per ounce (US$)	1,024	789	901	968
Average selling price (US$)	1,183	1,282	1,193	1,297

The Beaufor Mine produced a total of 7,082 ounces of gold in the second quarter of 2015, with the reduced year-over-year production attributable to the 27% lower head grade of 6.05 g/t in the current period. The Corporation completed more development in the current quarter in preparation for near-term mining, which had the expected effect of increasing tonnage levels while lowering the average grade.

Q2 2015 gold sales from the Beaufor Mine totaled 6,888 ounces at an average realized price of $1,455 (US$1,183). Cash operating costs in the period were $1,062 (US$864) per ounce, and AISC were $1,259 (US$1,024) per ounce, reflecting reduced gold sales primarily due to the lower grade, exploration related costs which have been included as a sustaining cost in 2015 but not in 2014, and expanded sustaining costs at the Camflo Mill which are recorded within the Beaufor Mine AISC per ounce.

The Beaufor Mine produced 15,045 ounces of gold in the first six months of the year, a 20% improvement from the first six months of 2014, and sold 15,719 ounces of gold at an average price of $1,474 (US$1,193) in 2015. The strong first half results are largely due to robust Q1 2015 results. Cash cost per ounce and AISC per ounce were $973 (US$788) and $1,113 (US$901), respectively, for the first six months of 2015, largely a reflection of increased exploration related costs that are included as a sustaining cost in 2015, and greater sustaining costs at the Camflo Mill which are included with the Beaufor Mine AISC per ounce. Partially offsetting these effects was a 20% increase in gold production, and the resulting distribution of costs over a greater number of ounces.

The Corporation is proceeding with the development of the deeper Q Zone at the Beaufor Mine subsequent to a favourable economic and geological analysis. Development to reach the upper part of the zone is expected to be completed within six months and require a limited investment of $2.5 million in 2015 due to its close proximity to the current mine infrastructure. This development related expenditure is below the $3.5 million already accounted for in the Corporation’s 2015 AISC guidance. Development of this zone is expected to extend the mine’s life by a minimum of two years, and provide annual estimated production of 20,000 to 25,000 ounces in both 2016 and 2017.

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

Monique Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014

Gold Produced
Tonnes	61,826	63,557	125,764	114,787
Head grade (g/t)	2.22	2.78	2.90	2.60
Gold recovery (%)	96.18	96.04	96.84	96.15
Ounces produced	4,235	5,465	11,367	9,220

Gold Sold
Ounces sold	4,975	5,622	12,012	9,873
Cash cost per ounce (CAN$)	914	1,129	684	1,242
AISC per ounce (CAN$)	930	1,170	702	1,289
Average selling price (CAN$)	1,481	1,402	1,491	1,404

Cash cost per ounce (US$)	743	1,036	554	1,133
AISC per ounce (US$)	756	1,074	569	1,176
Average selling price (US$)	1,204	1,286	1,207	1,280

Milling of the mid-grade stockpiled Monique ore produced a total of 4,235 ounces in Q2 2015. As at June 30, the Monique ore stockpile totaled approximately 85,000 tonnes at an average estimated grade of 1.24 g/t Au. Q2 2015 gold sales from Monique totaled 4,975 ounces at an average price of $1,481 (US$1,204). Cash cost per ounce and AISC per ounce were both healthy in the second quarter at $914 (US$743) per ounce and $930 (US$756) per ounce, respectively, and included non-cash charges of $471 per ounce related to mining costs incurred and paid for in 2014, but which are only accounted for when the resulting ounces are sold.

For the first six months of 2015, Monique produced 11,367 ounces of gold, a 23% improvement over 2014. This increase reflects the strategy to prioritize the milling of higher grade material, which was completed in April, followed by mid-grade material, the milling of which was completed at the end of Q2 2015. Gold sales totaled 12,012 ounces at an average price of $1,491 (US$1,207) in the first six months of 2015. Cash cost per ounce and AISC per ounce for the first six months of 2015 were $684 (US$554) per ounce and $702 (US$569) per ounce, respectively, and included $206 per ounce of non-cash charges related to the previously incurred mining costs. The amount of non-cash charges included in quarterly cash cost and AISC per ounce will continue to increase throughout 2015 as the Monique stockpile is depleted.

Richmont has begun custom milling tonnes from a local mining company in the Abitibi region of Quebec. According to the terms of the contract, Richmont will mill 50,000 to 60,000 tonnes of ore from this company at the Camflo Mill over the period from mid-July through the end of December 2015. Processing of the remaining Monique stockpile will therefore be slightly extended through to the end of 2015.

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

Q2 2015 Conference Call

The Corporation will hold a conference call at 10:00 a.m. (EST) on August 6, 2015 to discuss second quarter 2015 results. To participate in the conference call, please dial 1 888 241-0394 (North America toll free) or 647 427-3413 (local and International).

A replay of this conference will be available for 30 days, and can be accessed by dialing 1 855 859-2056 (North America toll free) or 404 537-3406 (local and International), and entering conference ID # 81655432.

Renaud Adams
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 23 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Jennifer Aitken, MBA, Investor Relations Director	Steve Burleton, Vice-President, Business Development
RICHMONT MINES INC.	RICHMONT MINES INC.
E-mail: jaitken@richmont-mines.com	E-mail: sburleton@richmont-mines.com
Phone: 514 397-1410 / 416 368-0291 ext.109	Phone: 416 368-0291 ext. 102

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

EXPLORATION AND PROJECT EVALUATION
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$

Exploration costs – Mines
Island Gold	605	157	1,040	289
Beaufor	685	318	1,189	568
Monique	-	-	-	2
	1,290	475	2,229	859
Exploration costs – Other properties
Wasamac	20	37	38	75
Other	20	19	28	25
Project evaluation	95	62	199	179

Exploration and project evaluation before depreciation and exploration tax credits	1,425	593	2,494	1,138

Depreciation	10	21	21	44
Exploration tax credits, including adjustments	(361)	(609)	(377)	(454)

	1,074	5	2,138	728

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

FINANCIAL DATA
		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
	CAN$	2015	2014	2015	2014
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Results (in thousands of $)
Revenues		40,552	38,951	77,762	68,418
Net earnings		2,912	4,676	7,544	2,773
Cash flows from operating activities		14,677	13,291	23,807	15,671

Results per share ($)
Basic net earnings		0.05	0.10	0.14	0.07
Diluted net earnings		0.05	0.10	0.13	0.06

Cash flows from operating activities		0.25	0.29	0.43	0.37

Basic weighted average number of common shares outstanding (thousands)		57,964	45,611	55,766	42,620
Diluted weighted average number of common shares outstanding (thousands)		58,863	45,638	56,674	42,736

Average selling price of gold per ounce		1,468	1,399	1,482	1,417
Average selling price of gold per ounce (US$)		1,194	1,283	1,200	1,292

			June 30,		December 31,
			2015		2014
			(Unaudited)		(Audited)
Financial position (in thousands of $)
Total assets			191,954		148,771
Working capital			73,156		34,837
Long-term debt			6,193		5,724

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

SALES AND PRODUCTION DATA
	Three-month period ended June 30
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2015	15,703	14,997	776	954
	2014	11,536	10,681	776	846
Beaufor Mine	2015	6,888	7,082	864	1,062
	2014	7,541	8,167	712	776
Monique Mine	2015	4,975	4,235	743	914
	2014	5,622	5,465	1,036	1,129
W Zone Mine	2015	-	-	-	-
	2014	3,091	3,197	485	529
Total	2015	27,566	26,314	792	974
	2014	27,790	27,510	779	849

	Six-month period ended June 30
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2015	24,626	25,761	906	1,120
	2014	21,795	21,820	811	890
Beaufor Mine	2015	15,719	15,045	788	973
	2014	11,843	12,568	854	936
Monique Mine	2015	12,012	11,367	554	684
	2014	9,873	9,220	1,133	1,242
W Zone Mine	2015	-	-	-	-
	2014	4,691	4,904	923	1,012
Total	2015	52,357	52,173	790	976
	2014	48,202	48,512	898	985

Note:	Average exchange rates used: Q2 2015: US$1 = CAN$1.2297, Year to date 2015: US$1 = CAN$1.2354
Average exchange rates used: Q2 2014: US$1 = CAN$1.0905, Year to date 2014: US$1 = CAN$1.0968

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$

CONTINUING OPERATIONS
Revenues	40,552	38,951	77,762	68,418
Cost of sales	33,892	30,246	63,324	58,894

GROSS PROFIT	6,660	8,705	14,438	9,524

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	1,074	5	2,138	728
Administration	2,069	2,373	4,113	4,104
Loss (gain) on disposal of long-term assets	(34)	13	(112)	2
Other revenues	(9)	(18)	(15)	(28)

	3,100	2,373	6,124	4,806

OPERATING EARNINGS	3,560	6,332	8,314	4,718

Financial expenses	128	28	50	55
Financial revenues	(218)	(59)	(357)	(141)

EARNINGS BEFORE MINING AND INCOME TAXES	3,650	6,363	8,621	4,804

MINING AND INCOME TAXES	738	1,687	1,077	2,031

NET EARNINGS AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	2,912	4,676	7,544	2,773

EARNINGS PER SHARE
Basic	0.05	0.10	0.14	0.07
Diluted	0.05	0.10	0.13	0.06

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	57,964	45,611	55,766	42,620

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	58,863	45,638	56,674	42,736

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
	June 30,	December 31,
	2015	2014
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash	77,930	35,273
Guaranteed investment certificate	-	474
Receivables	2,563	3,139
Income and mining tax assets	1,676	1,558
Exploration tax credits receivable	2,769	5,300
Inventories	10,972	13,814

	95,910	59,558

RESTRICTED DEPOSITS	1,016	1,016

PROPERTY, PLANT AND EQUIPMENT	95,028	88,197

TOTAL ASSETS	191,954	148,771

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	17,482	19,487
Income and mining taxes payable	2,613	3,241
Current portion of long-term debt	2,500	1,799
Current portion of asset retirement obligations	159	194

	22,754	24,721

LONG-TERM DEBT	6,193	5,724

ASSET RETIREMENT OBLIGATIONS	8,086	8,043

DEFERRED INCOME AND MINING TAX LIABILITIES	2,118	2,326

TOTAL LIABILITIES	39,151	40,814

EQUITY
Share capital	180,903	144,535
Contributed surplus	13,276	12,342
Deficit	(41,376)	(48,920)

TOTAL EQUITY	152,803	107,957

TOTAL LIABILITIES AND EQUITY	191,954	148,771

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS RECORD REVENUES FOR THE SECOND QUARTER OF 2015; PRODUCTION GUIDANCE INCREASED TO 87,000 – 95,000 OUNCES
August 6, 2015

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)	(in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	$	$	$	$

OPERATING ACTIVITIES
Net earnings for the period	2,912	4,676	7,544	2,773
Adjustments for:
Depreciation and depletion	7,099	6,707	12,315	11,541
Taxes received (paid)	(549)	1,052	(1,419)	1,107
Interest revenues	(218)	(72)	(357)	(136)
Interest on long-term debt	51	41	85	85
Share-based compensation	573	651	1,069	1,065
Accretion expense – asset retirement obligations	21	28	43	55
Loss (gain) on disposal of long-term assets	(34)	13	(112)	2
Adjustment to closure allowance	13	(80)	13	(80)
Mining and income taxes	738	1,687	1,077	2,031

	10,606	14,703	20,258	18,443

Net change in non-cash working capital items	4,071	(1,412)	3,549	(2,772)

Cash flows from operating activities	14,677	13,291	23,807	15,671

INVESTING ACTIVITIES
Guaranteed investment certificate	-	-	474	-
Restricted deposits	-	-	-	(474)
Interest received	215	43	338	126
Property, plant and equipment – Island Gold Mine	(6,922)	(3,884)	(15,637)	(8,381)
Property, plant and equipment – Beaufor Mine	(85)	(843)	(226)	(1,445)
Property, plant and equipment – W Zone Mine	-	(1)	-	(234)
Property, plant and equipment – Monique Mine	-	-	-	(21)
Property, plant and equipment – Other	(297)	(123)	(666)	(691)
Disposition of property, plant and equipment	46	123	191	300

Cash flows used in investing activities	(7,043)	(4,685)	(15,526)	(10,820)

FINANCING ACTIVITIES
Payment of royalty payments payable	-	-	(1,000)	-
Issue of common shares	128	11,673	38,693	11,673
Common shares issue costs	(20)	(934)	(2,411)	(934)
Interest paid	(51)	(41)	(85)	(85)
Payment of asset retirement obligations	(6)	(26)	(35)	(26)
Payment of finance lease obligations	(442)	(189)	(786)	(440)

Cash flows from (used in) financing activities	(391)	10,483	34,376	10,188

Net change in cash	7,243	19,089	42,657	15,039

Cash, beginning of period	70,687	13,501	35,273	17,551

Cash, end of period	77,930	32,590	77,930	32,590

See accompanying notes to interim consolidated financial statements available on SEDAR (www.sedar.com).